[LETTERHEAD OF USA TECHNOLOGIES, INC.]

December 15, 2009

Via Facsimile and U.S. Mail

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Definitive Additional Soliciting Materials
Filed December 7 and 9, 2009
File No. 1-33365

Dear Ms. Duru:

This letter responds to the comments set forth in your letter dated December 10, 2009 to George Jensen, Chairman and Chief Executive Officer of USA Technologies, Inc. (the “Company”), regarding the Company’s filing listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments:

Definitive Additional Soliciting Material filed December 7 & 9, 2009

1.             Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  In this regard, we note captions preceding disclosure regarding what you allege are the dissidents’ attempts to take control of the company.  In future filings, whenever you make this claim, please ensure your disclosure clearly presents it as an expression of your opinion and sets forth a reasonable factual basis for such opinion.  Also, please note our comment below.

RESPONSE:

In future filings, we will ensure that our disclosure presents our claim regarding the dissidents’ attempts to take control of the Company as an expression of our opinion or belief, and we will set forth a reasonable factual basis for such opinion or belief.

2.             In the soliciting materials filed, you repeat allegations regarding the dissidents attempt to take control of the company.  In support of your assertions, you reference solicitation materials used by the dissidents prior to the filing of their proxy statement.  Based on a review of such materials, it is not apparent that the selective text cited supports your assertion that the dissidents are attempting to take control of the company.  Please file corrective disclosure that presents the materials within context and acknowledges that such materials also included an explicit statement by the dissidents that they do not seek control of the Board.

Mellissa Campbell Duru
December 15, 2009

RESPONSE:

In response to the Staff’s comments, the non-filed solicitation materials used by the dissidents, which were only circulated to selected shareholders, states the following:

•	The dissidents are seeking to elect three of the Company’s eight directors immediately;

•	The dissidents propose to reduce the size of the Board from eight to seven members;

•	The dissidents propose to have only one member of management on the Board;

•	The dissidents propose to remove the Company’s corporate counsel from the Board; and

•	The dissidents propose to separate the Chairman and CEO role.

If the dissidents are successful in achieving their goals, there would be a six-member Board, three members of whom would be the dissidents’ nominees and three members of whom would be existing Board members. By virtue of their equal representation on the Board, the dissidents would have the ability to block Board decisions and, therefore, have effective control of the Board and the Company.

In addition to the dissidents’ plans for the Board, the non-filed solicitation materials also state that “[o]ur candidates are qualified to step into the CEO role if needed” and “[o]ur directors have the experience to step in and run the company” (emphasis added).  We believe that these statements are a further indication of the dissidents’ true intentions not only to take control of the Board but also to replace the CEO of the Company.

We also note that, if the dissidents are successful in implementing their plan for the Board, a “USA Transaction” (i.e., a change of control) will occur under the employment agreements of each of George Jensen, the Chairman and CEO of the Company,  Stephen Herbert, the President of the Company , and David DeMedio, the CFO of the Company. A “USA Transaction” would occur as a result of the “continuing directors” no longer constituting a majority of the Board. This change of control would have the following significant financial consequences to the Company.

The full 2010 fiscal year award under the Long-Term Equity Incentive Program would become vested resulting in an additional $393,613 of common stock (valued as of the date of this letter), or 253,948 shares, to be issued to Messrs. Jensen, Herbert and DeMedio. In addition, under Mr. Jensen’s employment agreement, he would be entitled to receive 140,000 shares of common stock with a value as of the date of this letter of $217,000. The removal of Mr. Jensen as Chairman of the Board would also constitute "good reason" under his employment agreement, entitling him to terminate his employment, and obligate the Company to make a severance payment of $790,116.

The aggregate additional costs of $1,400,729 resulting from the implementation of the dissidents’ plan have not been disclosed by the dissidents to the shareholders. Furthermore, as a result of the termination of Mr. Jensen’s employment, the Company would lose the benefit of Mr. Jensen’s experience as Chairman and CEO.

Mellissa Campbell Duru
December 15, 2009

The foregoing plans of the dissidents are inconsistent with their disclosure to all shareholders in their filed proxy solicitation materials, and form the basis of our belief that the dissidents are seeking to control the Company.  Accordingly, we do not feel that corrective disclosure is warranted. The dissidents’ statement in their materials that they “are not seeking control of the Board of Directors” only reflects the dissidents initial step of nominating less than a majority of the directors currently up for election (three of the current eight directors), and does not reflect the dissidents' complete plan or represent the dissidents’ true intentions with respect to their plan to control the Board and the Company following the election of the dissidents' nominees to the Board.

3.             We note your references to the “less than 1.5%” ownership interest held by the dissidents.  The dissidents’ proxy materials, however, reference a 2.1% ownership interest.  Supplementally provide support for your statement as to the dissidents’ share ownership (i.e., as of what date your calculations are based, how you are calculating the dissidents’ share ownership levels).  Additionally, in future filings, please address this apparent discrepancy.

RESPONSE:

The 1.5% represents the dissidents’ direct ownership of common stock as of November 30, 2009, the date of their definitive proxy statement. Taking their direct ownership of common stock as of the record date as set forth in the table on page 10, as supplemented by the information disclosed in Annex A to the proxy statement, reveals the following direct ownership of common stock: Mr. Tirpak – 87,710 shares; and Mr. Thomas – 213,385 shares.  The total number of shares owned of 301,095 represents 1.32% of the Company’s issued and outstanding shares of common stock. The 2.1% represents the dissidents’ beneficial ownership of common stock of 468,320, as set forth in the dissidents’ proxy materials. In future filings, the Company will clarify the date to which the referenced ownership relates.

4.             You disclose that if the dissidents obtain either 37.5% or 42% of Board representation, they would be well positioned to take control of the company without paying a premium.  Revise in future filings to set forth the basis for your conclusion given that the dissidents in all circumstances would constitute a minority of the Board.  Alternatively, remove the statement from future filings.

RESPONSE:

Please see our response to comment 2 above, which sets forth the basis for our belief that the dissidents would be well-positioned to take control of the Company.

5.             Your materials imply a link between a vote for your candidates and protection of a shareholder’s investment in the future.  Revise to clarify in future filings that this is your opinion or belief.  Further, set forth the basis for your opinion and explicitly clarify that there can be no assurance that a vote for you candidates will result in a protection of a shareholder’s investment in the future.

Mellissa Campbell Duru
December 15, 2009

RESPONSE:

In future filings, we will make clear that it is our belief that there is a link between a vote for our candidates and protection of a shareholder’s investment in the future.  We will also set forth the basis for this belief and will state that there can be no assurance that a vote for our candidates will result in protection of a shareholder’s investment in the future.

6.             We reissue prior comment 4 of our letter dated November 25, 2009.  Please refrain from making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  We note for example, the assertion that the dissidents’ information is misleading.

RESPONSE:

We will refrain, as we believe we have done in prior soliciting materials, from making statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  However, where applicable, we will indicate our belief that certain of the dissidents’ information is misleading, and set forth the basis for such belief.

7.             You indicate that the meeting will be postponed due to alleged inaccurate information provided by the dissidents to shareholders.  Please refrain from making this statement in future filings or provide support for the causal connection you assert.

RESPONSE:

In future filings, if applicable, we will provide support for the causal connection between the postponement of the meeting and the alleged inaccurate information.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George R. Jensen, Jr.
George R. Jensen, Jr.
Chairman and Chief Executive Officer

Mellissa Campbell Duru
December 15, 2009

cc:	Justin P. Klein, Esq.
Douglas M. Lurio, Esquire